Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Equifax Inc. for the registration of the offering to sell from time to time, in one or more series, senior and/or subordinated debt securities, common stock, preferred stock and warrants to purchase common stock, preferred stock and/or debt securities and to the incorporation by reference therein of our reports dated February 19, 2026, with respect to the consolidated financial statements of Equifax Inc., and the effectiveness of internal control over financial reporting of Equifax Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, GA

April 21, 2026